EXHIBIT 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Cameco Corporation

We consent to the use of:

•

our report dated February 8, 2022 on the consolidated statements of Cameco Corporation (the “Entity”) which comprise the consolidated statements of financial position as of December 31, 2021 and December 31, 2020, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively the “consolidated financial statements”), and

•	our report dated February 8, 2022 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2021 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such reports in the Registration Statements (Nos. 333-11736, 333-06180, 333-139165, and 333-196422) on Form S-8.

/s/ KPMG LLP

Chartered Professional Accountants

March 22, 2022

Saskatoon, Canada